News Release
B2Gold Reports Record Fourth Quarter and Full-Year Gold Production in 2017;
New Fekola Mine Produces 111,450 Ounces in 2017 During Ramp-up, 123% Above Budget

2018 Outlook Provides for Very Strong Production Growth with Forecast Gold Production of Between 910,000 and 950,000 Ounces

Vancouver, January 11, 2018 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and gold revenue for the fourth quarter and full-year 2017 in addition to its production and cash cost guidance for 2018. All dollar figures are in United States dollars unless otherwise indicated.

2017 Full-Year Highlights

•

Record annual consolidated gold production, for the ninth consecutive year, of 630,565 ounces of gold, (including 79,243 ounces of pre-commercial production from Fekola), exceeding the upper end of the revised guidance range (of 580,000 to 625,000 ounces) and surpassing the top end of the original guidance range (of 545,000 to 595,000 ounces)

•	Annual consolidated gold revenue of $638.7 million (or an annual record of $739.5 million, including $100.9 million of pre-commercial sales from Fekola)
•

Full-year consolidated cash operating costs per ounce (see “Non-IFRS Measures”) and all-in sustaining costs (“AISC”) per ounce (see “Non-IFRS Measures”) are expected to be at, or below, the low end of their cost guidance ranges of between $610 and $650 per ounce and between $940 and $970 per ounce, respectively

•	Fekola Mine construction successfully completed in late September 2017, more than three months ahead of the original schedule
•	Fekola Mine achieved commercial production on November 30, 2017, one month ahead of the revised schedule and four months ahead of the original schedule
•

Fekola Mine gold production was 111,450 ounces in 2017 (including 79,243 ounces of pre- commercial production), far surpassing the upper end of its original guidance range (of 45,000 to 55,000 ounces) due to its early start-up and strong ramp-up performance

•

With the planned first full year of production from the Fekola Mine, the outlook for 2018 provides for dramatic production growth of approximately 300,000 ounces versus 2017, as consolidated annual gold production is expected to increase significantly to between 910,000 and 950,000 ounces with cash operating costs and AISC of between $505 and $550 per ounce and between $780 and $830 per ounce, respectively

2017 Operating Results

For B2Gold, 2017 was an outstanding year of performance, with the achievement of another record year of consolidated gold production (for the ninth straight year), and the successful construction and commissioning of its flagship Fekola Mine in southwest Mali which achieved commercial production on November 30, 2017, one month ahead of the revised schedule and four months ahead of the original schedule. With the large, low-cost Fekola Mine now in production, B2Gold is well positioned in achieving transformational growth in 2018. In 2018, with the planned first full year of production from the Fekola Mine, consolidated gold production is forecast to be between 910,000 and 950,000 ounces (see “2018 Production Outlook and Cost Guidance” section). This represents an increase in annual consolidated gold production of approximately 300,000 ounces for B2Gold in 2018 versus 2017.

For full-year 2017, B2Gold’s consolidated gold production was an annual record of 630,565 ounces (including 79,243 ounces of pre-commercial production from Fekola), exceeding the upper end of its revised guidance range (of 580,000 to 625,000 ounces) and surpassing the top end of its original guidance range (of 545,000 to 595,000 ounces). Consolidated gold production for the year also increased by 15% (or 80,142 ounces) over 2016. B2Gold’s record performance in 2017 reflected the early start-up and strong ramp-up performance of the new Fekola Mine and the continued, very strong operational performances of both the Masbate Mine in the Philippines and Otjikoto Mine in Namibia. The Company expects its full-year 2017 consolidated cash operating costs per ounce and AISC per ounce to be at, or below, the low end of their cost guidance ranges of between $610 and $650 per ounce and between $940 and $970 per ounce, respectively. B2Gold will release its 2017 year-end consolidated financial statements before the North American markets open on March 15, 2018. Details of the consolidated cash operating costs per ounce and AISC per ounce will also be released at that time.

In the fourth quarter of 2017, B2Gold’s consolidated gold production was a quarterly record of 240,753 ounces (including 72,903 ounces of pre-commercial production from Fekola), exceeding reforecast production by 5% (or 10,473 ounces) and significantly exceeding budget by 28% (or 52,141 ounces). Consolidated gold production for the quarter also increased by 71% (or 100,102 ounces) over the same quarter in 2016.

Mine-by-mine gold production in the fourth quarter and full-year 2017 was as follows:

Mine	Q4 2017 Gold Production (ounces)	Full-year 2017 Gold Production (ounces)	2017 Revised Annual Production Guidance (ounces) (2)	2017 Original Annual Production Guidance (ounces) (2)
Fekola	105,110 (1)	111,450 (1)	100,000 - 110,000	45,000 - 55,000
Masbate	53,419	202,468	180,000 - 185,000	175,000 - 185,000
Otjikoto	52,446	191,534	170,000 - 180,000	165,000 - 175,000
La Libertad	14,696	82,337	90,000 - 100,000	110,000 - 120,000
El Limon	15,082	42,776	40,000 - 50,000	50,000 - 60,000

B2Gold Consolidated	240,753 (1)	630,565 (1)	580,000 - 625,000	545,000 - 595,000
(1)	Fekola’s fourth quarter and full-year 2017 gold production includes 72,903 ounces and 79,243 ounces, respectively, of gold produced during its pre-commercial production period.
(2)	All production results and guidance are presented on a 100% attributed basis.

On September 25, 2017, the Company announced that it had completed construction of the Fekola mill on budget and commenced ore processing at the Fekola Mine, more than three months ahead of the original schedule. The first gold pour at the Fekola Mine was achieved on October 7, 2017. On November 30, 2017, the Fekola Mine achieved commercial production, one month ahead of the revised schedule and four months ahead of the original schedule. Throughput ran above nameplate capacity during the 30-day test period (on average) with significantly better than expected plant availability, mill feed grades, and recoveries. Gold production from the Fekola Mine in 2017 was 111,450 ounces (including 79,243 ounces of pre-commercial production), far surpassing the upper end of its original guidance range (of 45,000 to 55,000 ounces) due to its early start-up and strong ramp-up performance. In the fourth quarter of 2017, the Fekola Mine produced 105,110 ounces of gold (including 72,903 ounces of pre-commercial production).

The Masbate Mine in the Philippines achieved another very strong year in 2017, producing 202,468 ounces of gold, the second-highest annual production ever for the mine (only slightly below its annual production record of 206,224 ounces of gold, achieved in the prior year). Masbate’s 2017 gold production exceeded the upper end of both its revised and original production guidance ranges by 9% (or 17,468 ounces). The higher production was due to better than expected recoveries and grades, mainly driven by significantly higher than budgeted oxide ore tonnage from the Colorado Pit. The Masbate Mine also continued its outstanding safety performance, achieving over two years (810 days) without a Lost-Time-Injury at year-end. In the fourth quarter of 2017, the Masbate Mine produced 53,419 ounces of gold, significantly above both budgeted and reforecast production by 24% (or 10,498 ounces).

In July 2017, the Masbate operations were presented with the Philippine Department of Environment and Natural Resources’ prestigious Saringaya Award for its contribution to environmental protection, conservation, and management in the regions surrounding the Masbate Mine

The Otjikoto Mine in Namibia had a record year in 2017, producing an annual record of 191,534 ounces of gold which exceeded the upper end of its revised production guidance range by 6% (or 11,534 ounces) and the top end of its original production guidance range by 9% (or 16,534 ounces). Gold production was also 15% (or 25,249 ounces) higher versus 2016. Otjikoto’s outperformance in 2017 was mainly the result of better than expected high-grade ore tonnage from the Wolfshag Phase 1 Pit and higher than expected mill throughput. In the fourth quarter of 2017, the Otjikoto Mine produced 52,446 ounces of gold, exceeding both budgeted and reforecast production by 10% (or 4,655 ounces).

In Nicaragua, for full-year 2017, gold production from La Libertad Mine and El Limon Mine was 82,337 ounces and 42,776 ounces, respectively, for a combined total of 125,113 ounces. This was slightly below the low end of their combined revised guidance ranges. During 2017, gold production at La Libertad was negatively impacted by permitting delays for new mining areas while El Limon’s production was affected by water pumping issues which had reduced high-grade ore flow from Santa Pancha Underground. In the fourth quarter of 2017, mining operations at El Limon returned to budgeted (normal) production rates with the successful rehabilitation of the Santa Pancha 1 dewatering well. At La Libertad Mine, the Company has made significant progress in advancing its mine permits. In September 2017, La Libertad Mine received the San Juan mining permit, and it is anticipated that the San Diego mining permit will also be received shortly. Mining has already commenced in the San Juan Pit and is expected to commence in the San Diego Pit upon receipt of its permit. For the Jabali Antenna Pit, the Company is expecting to receive its permit in time to start production from the pit in the third quarter of 2018. In the fourth quarter of 2017, gold production from La Libertad Mine and El Limon Mine was 14,696 ounces and 15,082 ounces, respectively.

Gold Revenue

For the full-year 2017, consolidated gold revenue was $638.7 million (or an annual record of $739.5 million, including $100.9 million of pre-commercial sales from Fekola) on sales of 510,966 ounces (or an annual record of 590,209 ounces including 79,243 ounces of pre-commercial sales from Fekola) at an average price of $1,250 per ounce compared to $683.3 million on sales of 548,281 ounces at an average price of $1,246 per ounce in 2016. The decrease in annual gold revenue (excluding pre-commercial sales from Fekola) was attributable to a 7% decrease in gold sales volume due to the timing of gold shipments.

Consolidated gold revenue in the fourth quarter of 2017 was $174.0 million (or a quarterly record of $274.9 million including $100.9 million of pre-commercial sales from Fekola) on sales of 137,695 ounces (or a quarterly record of 216,938 ounces including 79,243 ounces of pre-commercial sales from Fekola) at an average price of $1,264 per ounce compared to $181.2 million on sales of 151,524 ounces at an average price of $1,196 per ounce in the fourth quarter of 2016.

Consolidated gold revenue for the fourth quarter and year ended December 31, 2017, included $15 million and $60 million, respectively, relating to the delivery of gold into the Company's Prepaid Sales contracts (deferred revenue) associated with the Company's Prepaid Sales transactions entered into in March 2016. Proceeds from the Prepaid Sales transactions, used to fund the Fekola Mine construction, were originally received in March 2016 and are being recognized in revenue as the underlying Prepaid Sales ounces are delivered into. During the fourth quarter and year ended December 31, 2017, 12,909 ounces and 51,633 ounces, respectively, were delivered under these contracts.

2018 Production Outlook and Cost Guidance

In 2018, with the planned first full year of production from the Fekola Mine, consolidated gold production is forecast to be between 910,000 and 950,000 ounces. This represents an increase in annual consolidated gold production of approximately 300,000 ounces for B2Gold in 2018 versus 2017. The Fekola Mine is projected to be a large, low-cost producer that will also result in a significant reduction in the Company’s forecast cash operating costs per ounce and AISC per ounce. The Company’s forecast consolidated cash operating costs per ounce and AISC per ounce are both expected to decrease in 2018 by approximately 15% compared to 2017 and be between $505 and $550 per ounce and between $780 and $830 per ounce, respectively.

These increased production levels and low costs are expected to dramatically increase B2Gold’s production, revenues, cash from operations and cash flow for many years, based on current assumptions (including a gold price assumption of $1,300 per ounce). On average over the next three years, beginning in 2018, the Company is projecting per annum gold sales revenues of approximately $1.2 billion, cash flow from operations of approximately $0.5 billion and a significant increase in free cash flow (operating cash flows less investing cash flows) (see “Non-IFRS Measures”).

Mine-by-mine 2018 ranges for forecast gold production, cash operating costs per ounce and AISC per ounce are as follows:

Mine	2018 Forecast Gold Production (ounces) (1)	2018 Forecast Cash Operating Costs ($ per ounce)	2018 Forecast AISC ($ per ounce)
Fekola	400,000 - 410,000	$345 - $390	$575 - $625
Masbate	180,000 - 190,000	$675 - $720	$875 - $925
Otjikoto	160,000 - 170,000	$480 - $525	$700 - $750
La Libertad	115,000 - 120,000	$745 - $790	$1,050 - $1,100
El Limon	55,000 - 60,000	$700 - $750	$1,135 - $1,185

B2Gold Consolidated	910,000 - 950,000	$505 - $550	$780 - $830

(1)	B2Gold’s production guidance is presented on a 100% attributed basis.

Fekola Mine, Mali

The Fekola Mine is expected to produce between 400,000 and 410,000 ounces of gold in 2018, the first full year of production. Cash operating costs are expected to be between $345 and $390 per ounce and AISC between $575 and $625 per ounce.

In 2018, the Fekola Mine is budgeted to process a total of 5.0 million tonnes of ore at an average grade of 2.69 grams per tonne (“g/t”) and process recovery of 92.7% .

Sustaining capital costs in 2018 at the Fekola Mine are budgeted to total $33.8 million, including $26.3 million for pre-stripping. Non-sustaining capital costs are budgeted to total $33.3 million, including $15 million for relocating the village of Fadougou.

Based on the new life of mine (“LoM”) plan (see news release dated 9/25/2017), the Fekola Mine is projected to produce approximately 400,000 ounces of gold annually for the first three years at cash operating costs of $357 per ounce and AISC of $604 per ounce. For the first seven years, the Fekola Mine is projected to produce approximately 374,000 ounces of gold annually with cash operating costs of $391 per ounce and AISC of $643 per ounce. Over the initial ten-year LoM, Fekola is projected to produce an average of 345,000 ounces per annum at cash operating costs of $428 per ounce and AISC of $664 per ounce.

Masbate Mine, the Philippines

The Masbate Mine is expected to produce between 180,000 and 190,000 ounces of gold in 2018, primarily from the higher grade Main Vein pit, at cash operating costs of between $675 and $720 per ounce and AISC of between $875 and $925 per ounce.

In 2018, Masbate is budgeted to process a total of 6.8 million tonnes of ore at an average grade of 1.26 g/t and process recovery of 65.9% . The increase in grade and decrease in recovery versus 2017 is due to the change in ore source from the Colorado oxide ore (lower grade and higher recovery) to the Main Vein ore (higher grade and lower recovery).

Sustaining capital costs in 2018 at the Masbate Mine are budgeted to total $16.6 million. Non-sustaining capital costs are budgeted to total $32.5 million, including $23 million for the expansion of the Masbate processing plant.

A detailed capital cost estimate of $25.5 million was recently completed by Lycopodium for the expansion of the Masbate processing plant to 8 million tonnes per year ($23 million in 2018 and $2.5 million in 2019). The expansion primarily consists of adding a third ball mill and upgrading the existing crushing circuit. No addition to the mining fleet is required as the additional feed will come from the lower grade material that is currently in the mine plan and scheduled to be stockpiled. When the expansion is on line (expected in early 2019), it is expected to keep Masbate’s annual gold production near 200,000 ounces per year during the mining phase, and is expected to keep gold production above 100,000 ounces per year when the low grade stockpiles are processed at the end of the project life.

Otjikoto Mine, Namibia

The Otjikoto Mine is expected to produce between 160,000 and 170,000 ounces of gold in 2018, primarily from the Otjikoto Pit, at cash operating costs of between $480 and $525 per ounce and AISC of between $700 and $750 per ounce.

In 2018, Otjikoto is budgeted to process a total of 3.3 million tonnes of ore at an average grade of 1.59 g/t and process recovery of 98%. The slight drop in grade versus 2017 is due to a negligible amount of Wolfshag ore being mined in 2018 as phase 2 of the Wolfshag Pit is being developed. Ore production is planned to resume from the Wolfshag Pit in 2019 which is expected to provide higher grade open-pit mill feed in the future.

Sustaining capital costs in 2018 at the Otjikoto Mine are budgeted to total $16.6 million. Non-sustaining capital costs are budgeted to total $28.5 million, including $26.6 million for Wolfshag pre-stripping and $1.7 million to complete phase one of the solar power project which is expected to decrease fuel oil consumption and power costs starting in the second quarter of 2018.

La Libertad Mine, Nicaragua

La Libertad Mine is expected to produce between 115,000 and 120,000 ounces of gold in 2018 at cash operating costs of between $745 and $790 per ounce and AISC of between $1,050 and $1,100 per ounce.

La Libertad’s production forecast assumes that production will start from the Jabali Antenna Pit in the third quarter of 2018 (dependent upon the successful completion of resettlement activities and receipt of the remaining mining permits).

In 2018, La Libertad is budgeted to process a total of 2.3 million tonnes of ore at an average grade of 1.76 g/t and process recovery of 94%. The significant increase in grade versus 2017 is due to mining the high-grade Jabali Antenna, San Diego and San Juan pits, augmented by production from the Mojon and Jabali West underground mines.

Sustaining capital costs for La Libertad are planned to total $28.5 million, mainly for pre-stripping and underground development/infrastructure. Non-sustaining capital costs are budgeted to total $2 million.

El Limon Mine, Nicaragua

In 2018, El Limon is expected to produce between 55,000 and 60,000 ounces of gold at cash operating costs of between $700 and $750 per ounce and AISC of between $1,135 and $1,185 per ounce.

El Limon Mine is budgeted to process 0.5 million tonnes of ore at an average grade of 3.96 g/t gold with gold recoveries averaging 94%. Approximately 28% of the process ore is expected to be sourced from the Mercedes Pit, with the remainder from underground operations at Santa Pancha. The mining permit for the Mercedes Pit was recently received, and development of the pit has commenced.

The Company plans to undertake sustaining capital expenditures at El Limon totaling $15.3 million in 2018, of which $6.1 million relates to underground development at Santa Pancha. Non-sustaining capital costs are budgeted to total $2.8 million.

Historically and looking forward, El Limon operates best when it combines both underground and open-pit ore sources. With the Mercedes Pit mining permit in place and development underway, Mercedes is expected to supply good grade, open-pit ore for the mill in 2018, combined with underground ore. The result is expected to maximize mill throughput, increase gold production, and reduce operating costs.

The recent discovery of the El Limon Central Zone, with its potential to host a large, good-grade, open-pittable deposit, could have a very significant long-term, positive impact on El Limon’s gold production, operating costs and mine life and may support an expansion of El Limon’s milling and production capacity. An initial El Limon Central Resource estimate is scheduled to be released in February 2018.

In addition, an initial study was completed in 2017 regarding the potential re-processing of the old tailings at El Limon. Based on historic mill and drilling records, the tailings contain an estimated 9 million to 11 million tonnes with a potential gold grade of 0.80 g/t to 1.0 g/t. An ongoing drilling program is underway as part of a feasibility study which will confirm resources and grades, the optimum grind size, capital costs and final project economics. Based on the initial study completed in 2017, the Company believes that the project has the potential to produce an average of approximately 20,000 to 25,000 ounces of gold and 70,000 to 80,000 ounces of silver per year for approximately 9 to 11 years. The concept is to regrind the old tailings to a much finer grind size, process them through a new CIP plant and place the tailings in a new lined tailings storage facility. The potential quantity and grade included in the initial study is conceptual in nature and there has been insufficient exploration to date to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

2018 Exploration Guidance

B2Gold has a 2018 exploration budget of approximately $52.4 million. West Africa and Nicaragua will be the primary areas of focus in 2018.

West African Exploration

2018 will see approximately $25.0 million being spent on exploration in Mali, Burkina Faso and Ghana.

Exploration on the licenses in Mali will see expenditures of $15.1 million, focusing on the Fekola North Extension zone and sulphide targets below the Anaconda saprolite. The 2018 budget for Mali envisions completing 20,000 metres of diamond drilling, 48,000 metres of reverse circulation (“RC”) drilling, 22,000 metres of aircore drilling and 8,500 metres of auger drilling. Positive drill results from the Company’s 2017 exploration program at the Fekola area (see news release dated 11/9/2017) indicated that the main Fekola deposit, with additional drilling, could extend significantly to the north. In addition, drilling below the extensive saprolite resource at the Anaconda, Adder and Mamba zones has discovered three, well mineralized bedrock (sulphide) zones, indicating the potential for large, Fekola-style mineralized zones.

In Burkina Faso, the 2018 exploration budget is $9.1 million for the Toega prospect and the Kiaka Regional district that saw exploration success in 2017. Burkina Faso will see 14,500 metres of planned diamond drilling, 29,000 metres of planned RC drilling and 28,000 metres of combined planned aircore and auger drilling. An initial Resource estimate for Toega, based on the positive 2017 exploration results, is scheduled to be released before the end of January 2018.

Nicaragua Exploration

El Limon’s exploration budget for 2018 is approximately $7.0 million for a total of 25,000 metres of planned diamond drilling. The program largely consists of infill drilling of the recently-discovered Central Zone.

La Libertad’s exploration budget for 2018 is approximately $4.8 million for a total of 9,000 metres of planned diamond drilling. The program is split between brownfields (near mine) drilling and drilling on several regional targets.

Masbate Mine, the Philippines

The Masbate exploration budget for 2018 is approximately $5.1 million including 12,000 metres of diamond drilling. The drilling is divided into brownfields drilling to upgrade resources within the mine licence and on regional targets.

Namibia Exploration

The total exploration budget for Namibia in 2018 is $5.1 million. Exploration in 2018 will include 17,000 metres of diamond drilling and 4,000 metres of RAB drilling split between the Otjikoto Project and the Ondundu joint venture.

Finland Joint Venture

Finland has a 2018 budget of $2.6 million and will complete 500 metres of drilling on targets defined from work completed in 2017.

Outlook

Looking forward, the Company will remain focused on continuing its impressive operational and financial performance from existing mines and continue with aggressive exploration and development programs to unlock the potential of its existing portfolio of properties.

About B2Gold

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing, intermediate gold producers in the world. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

Qualified Persons

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this news release.

John Rajala, Vice President of Metallurgy of B2Gold, a qualified person under NI 43-101, has approved El Limon development information contained in this news release.

Fourth Quarter and Year-End 2017 Financial Results – Conference Call Details

B2Gold Corp. will release its fourth quarter and year-end 2017 results before the North American markets open on Thursday, March 15, 2018.

B2Gold executives will host a conference call to discuss the results on Thursday, March 15, 2018, at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at +1 647-788-4965 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking http://www.investorcalendar.com/event/23943. A playback version of the call will be available for one week after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 7278809).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, guidance, forecasts, estimates and other statements regarding future financial and operational performance, events, production, mine life, revenue, cash flows, costs, including projected cash operating costs and AISC and expected decrease of forecast consolidated cash operating costs and AISC in 2018, capital expenditures, budgets, ore grades, sources and types of ore, stripping ratios, throughput, ore processing, cash flows and growth; production estimates and guidance, including the Company’s projected increase of gold production to between 910,000 and 950,000 ounces in 2018, reflecting production growth of approximately 300,000 ounces from 2017; project-specific projections of gold production and costs; the increased production and low costs increasing the Company’s production revenues, cash from operations and cash flow for many years; and statements regarding anticipated exploration, drilling, development, construction, production, permitting and other activities and achievements of the Company, including but not limited to: expected grades and sources of ore to be processed in 2018; the Fekola Mine being a low cost producer and its anticipated reduction on the Company’s per ounce costs; the estimates, assumptions and forecasts included in the Fekola Mine’s new LoM plan; further exploration drilling on the Fekola North Extension zone and sulphide targets below the Anaconda saprolite and the potential for extension of the main Fekola deposit to the north and for large, Fekola-style mineralized zones; the completion of phase one of the solar power project at the Otjikoto Mine decreasing fuel oil consumption and power costs starting in Q2 of 2018; the Company’s future growth and cost structure; La Libertad Mine’s planned resequencing, including completion of resettlement activities and receipt of a permit in time to start production from the Jabali Antenna Pit in Q3 of 2018; receipt of a permit and expected commencement of mining at San Diego Pit; the Mercedes Pit at El Limon providing approximately 28% of the process ore; the planned underground development at Santa Pancha; the identification of new large good grade near-surface zone at El Limon that could be exploitable by open-pit mining; the potential to significantly extend the current mine life at El Limon; the possible expansion of El Limon’s milling and production capacity; and the expansion of the Masbate processing plant to 8 million tonnes per year, and the resulting expected annual production at Masbate of near 200,000 ounces per year during the mining phase and above 100,000 ounces per year when low grade stockpiles are processed. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks and assumptions associated with the volatility of metal prices and our common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in our feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks relating to financing and debt; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; risks related to failures of information systems or information security threats; ability to maintain adequate internal control over financial reporting as required by law; risks relating to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. The Company’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

The disclosure in this news release and in the documents described in this news release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with U.S. standards.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”) and “free cash flow”. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates such measures and reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors
The Company has prepared its public disclosures in accordance with Canadian securities laws, which differ in certain respects from U.S. securities laws. In particular, this news release may refer to “mineral resources”, “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource”, “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.